## Notice of Intent to Rely on UK Substituted Compliance Order

Pursuant to paragraph (a)(16) of the Order Granting Conditional Substituted Compliance in Connection with Certain Requirements Applicable to Non-U.S. Security-Based Swap Dealers and Major Security-Based Swap Participants Subject to Regulation in the United Kingdom (the "Order"),[1] Standard Chartered Bank ("SCB") hereby provides notice to the Securities and Exchange Commission ("Commission") of its intent to rely on the Order.

SCB is a "Covered Entity" as that term is defined in paragraph (g)(1) of the Order. SCB is a regulated in the UK by the Financial Services Authority. SCB intends to rely on substituted compliance with respect to certain requirements of the Securities Exchange Act of 1934 (the "Exchange Act") for which the Commission has provided substituted compliance determinations. The chart below lists each relevant paragraph of the Order in Column A, whether SCB intends to rely on the substituted compliance determination in that paragraph in Column B, and, where relevant, the class of security-based swap ("SBS") transactions (for transaction-level requirements) or SBS business (for entity-level requirements), for which SCB intends to apply substituted compliance.

| COLUMN A:<br>Relevant Paragraph of the Order | COLUMN B:<br>SCB reliance on the Order | COLUMN C:<br>Scope of the business for which SCB will rely on the Order |
|---|---|---|
| **Paragraph (b)(1)**:<br>Internal risk management provisions | Yes | All SBS Business |
| **Paragraph (b)(2)**:<br>Trade acknowledgement and verification | Yes | All SBS Business |
| **Paragraph (b)(3)**:<br>Portfolio reconciliation and dispute reporting | Yes | All SBS Business |
| **Paragraph (b)(4)**:<br>Portfolio compression | Yes | All SBS Business |
| **Paragraph (b)(5)**:<br>Trading relationship documentation | Yes | All SBS Business |
| **Paragraph (c)(1)**:<br>Capital | N/A | |
| **Paragraph (c)(2)**:<br>Margin | N/A | |
| **Paragraph (d)(1)**:<br>Internal supervision | Yes | All SBS Business |

---

[1] See 86 Fed. Reg. 43,318 (Aug. 6, 2021).

| | | |
|---|---|---|
| **Paragraph (d)(2):** Chief Compliance Officers | Yes | All SBS Business, excluding annual report under § 240.15Fk-1(c) (which will be submitted per SEC requirements) |
| **Paragraph (e)(1):** Disclosure of material risks and characteristics | No | |
| **Paragraph (e)(2):** Disclosure of material incentives or conflicts of interest | No | |
| **Paragraph (e)(3):** Know your counterparty | Yes | SBS transactions entered into, or offered to be entered into, by or on behalf of SCB as part of its "U.S. business" as defined in 17 C.F.R. § 240.3a71-3(a)(8) |
| **Paragraph (e)(4):** Suitability | No | |
| **Paragraph (e)(5):** Fair and balanced communications | Yes | SBS transactions entered into, or offered to be entered into, by or on behalf of SCB as part of its "U.S. business" as defined in 17 C.F.R. § 240.3a71-3(a)(8) |
| **Paragraph (e)(6):** Daily mark disclosure | No | |
| **Paragraph (f)(1)(i)(A)**: Recordmaking (18a-5(b)(1)) | No | |
| **Paragraph (f)(1)(i)(C)**: Recordmaking (18a-5(b)(2)) | No | |
| **Paragraph (f)(1)(i)(D):** Recordmaking (18a-5(b)(3)) | No | |
| **Paragraph (f)(1)(i)(F):** Recordmaking (18a-5(b)(5)) | No | |
| **Paragraph (f)(1)(i)(G):** Recordmaking (18a-5(b)(6) and (b)(11)) | No | |
| **Paragraph (f)(1)(i)(H):** Recordmaking (18a-5(b)(7)) | No | |
| **Paragraph (f)(1)(i)(K):** Recordmaking (18a-5(b)(8)) | No | |
| **Paragraph (f)(1)(i)(M):** Recordmaking (18a-5(b)(13)) | No | |

| | | |
|---|---|---|
| **Paragraph (f)(1)(i)(N):** Recordmaking (18a-5(b)(14)(i) and (ii)) | No | |
| **Paragraph (f)(1)(i)(O):** Recordmaking (18a-5(b)(14)(iii)) | No | |
| **Paragraph (f)(2)(i)(A):** Recordkeeping (18a-6(a)(2)) | No | |
| **Paragraph (f)(2)(i)(B):** Recordkeeping (18a-6(b)(2)(i)) | No | |
| **Paragraph (f)(2)(i)(D):** Recordkeeping (18a-6(b)(2)(ii)) | No | |
| **Paragraph (f)(2)(i)(F):** Recordkeeping (18a-6(b)(2)(iii)) | No | |
| **Paragraph (f)(2)(i)(G):** Recordkeeping (18a-6(b)(2)(iv)) | No | |
| **Paragraph (f)(2)(i)(K):** Recordkeeping (18a-6(b)(2)(vii)) | No | |
| **Paragraph (f)(2)(i)(L):** Recordkeeping (18a-6(c)) | No | |
| **Paragraph (f)(2)(i)(M):** Recordkeeping (18a-6(d)(1)) | No | |
| **Paragraph (f)(2)(i)(N):** Recordkeeping (18a-6(d)(2)) | No | |
| **Paragraph (f)(2)(i)(O):** Recordkeeping (18a-6(d)(3)) | No | |
| **Paragraph (f)(2)(i)(P):** Recordkeeping (18a-6(d)(4) and (d)(5)) | No | |
| **Paragraph (f)(2)(i)(Q):** Recordkeeping (18a-6(e)) | No | |
| **Paragraph (f)(2)(i)(R):** Recordkeeping (18a-6(f)) | No | |
| **Paragraph (f)(3)(i):** File Reports (18a-7(a)(1) or (a)(2) and 18a-7(j)) | Yes | All SBS Business |
| **Paragraph (f)(3)(ii):** File Reports (18a-7(a)(3) and 18a-7(j)) | N/A | |
| **Paragraph (f)(3)(iii):** File Reports | N/A | |

| (18a-7(b)) | | |
|---|---|---|
| **Paragraph (f)(3)(iv):** <br> File Reports (18a-7(c),(d),(e),(f),(g), and (h)) | N/A | |
| **Paragraph (f)(3)(v):** <br> File Reports <br> (18a-7(i)) | N/A | |
| **Paragraph (f)(4)(i)(A):** <br> Provide Notification <br> (18a-8(a)(1)(i), (a)(1)(ii), (b)(1), (b)(2), and <br> (b)(4)) | N/A | |
| **Paragraph (f)(4)(i)(B):** <br> Provide Notification <br> (18a-8(c)) | Yes | All SBS Business |
| **Paragraph (f)(4)(i)(C):** <br> Provide Notification <br> (18a-8(d)) | No | All SBS Business |
| **Paragraph (f)(4)(i)(D):** <br> Provide Notification <br> (18a-8(e)) | N/A | |
| **Paragraph (f)(5):** <br> Securities Counts | N/A | |
| **Paragraph (f)(6):** <br> Daily Trading Records | No | |

If at any time SCB intends to modify its reliance on substituted compliance, SCB will promptly provide an updated notice in writing to the SEC.

For further information about this notice, please contact Bryan Palumbo at bryan.palumbo@sc.com.